EXHIBIT 99(h)(6)(B)


                          EXPENSE LIMITATION AGREEMENT


         This Agreement is made by and between J&B Funds, a Delaware business trust (the "Trust") on behalf of each of its series as listed on Schedule A (each a "Fund" or collectively, "Funds"), and Jones & Babson, Inc., a Missouri corporation.

                                 R E C I T A L S

         WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, the Trust and Jones & Babson, Inc. have entered into an Investment Advisory Agreement dated ________________, 2003 (the "Advisory Agreement") and Administrative Services Agreement dated ___________, 2003 (the "Administrative Services Agreement") pursuant to which Jones & Babson, Inc. provides services to the Trust for compensation based on the value of the average daily net assets of each Fund; and

         WHEREAS, the Trust and Jones & Babson, Inc. have determined that it is appropriate and in the best interests of the Trust and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may otherwise be subject.

         NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.       Expense Limitation.

         1.1 Fund Operating Expenses; Excess Amount. To the extent that the "Annual Fund Operating Expenses" (within the meaning of Item 3 of Form N-1A) incurred by each Fund in any fiscal year, but excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies including the cost of qualifying each Fund's shares for sale in any jurisdiction, extraordinary expenses such as litigation (including legal and audit fees and other costs in contemplation of or incident thereto) and indemnification and other expenses not incurred in the ordinary course of each Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit (as defined in Section 1.2 below), Jones & Babson, Inc. shall be obligated to reimburse each Fund for such excess amount (the "Excess Amount").

         1.2. Operating Expense Limit. The Operating Expense Limit in any fiscal year with respect to each Fund shall be the amount, expressed as a percentage of the average daily net assets of each Fund, set forth in Schedule A.

         1.3. Method of Computation. To determine Jones & Babson, Inc.'s obligation with respect to the Excess Amount, each day the Fund Operating Expenses for each Fund shall be annualized. If the annualized Fund Operating Expenses for any day of a Fund exceed the Operating Expense Limit for the Fund, Jones & Babson, Inc. shall remit to the respective Fund an amount that, together with any offset of waived or reduced advisory or administrative services fees, is sufficient to pay that day's Excess Amount. Each Fund may offset amounts owed to the Fund pursuant to this Agreement against the fees payable to Jones & Babson, Inc. pursuant to the Advisory Agreement or the Administrative Services Agreement.


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         1.4. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the services fees waived or reduced and other payments remitted by Jones & Babson, Inc. to the respective Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.       Recoupment of Fee Waivers and Expense Reimbursements.

         2.1. Recoupment. If on any day during which this Agreement is in effect, the estimated annualized Fund Operating Expenses of a Fund for that day are less than the Operating Expense Limit, Jones & Babson, Inc. shall be entitled to recoup from the Fund the services fees waived or reduced and other payments remitted by Jones & Babson, Inc. to the respective Fund pursuant to
Section 1 of this Agreement (the "Recoupment Amount") during any of the previous thirty-six (36) months, to the extent that the respective Fund's annualized Fund Operating Expenses plus the amount so recouped equals, for such day, the Operating Expense Limit provided in Schedule A, provided that such amount paid to Jones & Babson, Inc. will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped. In no event may any fees waived or expenses reimbursed during the initial two years of this Agreement ever be recouped.

         2.2. Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of the respective Fund for the prior fiscal year (including any recoupment payments with respect to such fiscal year) do not exceed the Operating Expense Limit.

         3. Term and Termination of Agreement. This Agreement shall become effective on __________________, 2003 and shall continue for an initial period of two years. Thereafter, this Agreement may be terminated by each Fund at any time, without the payment of any penalty, or by Jones & Babson, Inc. upon 60 days' prior written notice to the respective Fund. In addition, this Agreement shall automatically terminate upon the termination of the Advisory Agreement, unless such termination of the Advisory Agreement occurs in connection with a transfer of the advisory relationship to an affiliate of Jones & Babson, Inc.

         4. Notice. Any notice under this Agreement shall be in writing, addressed, delivered or mailed, postage prepaid, to the other party at such address as such other party may designate in writing for receipt of such notice.

         5. Interpretation; Governing Law. This Agreement shall be subject to and interpreted in accordance with all applicable provisions of law including, but not limited to, the 1940 Act, and the rules and regulations promulgated under the 1940 Act. To the extent that the provisions of this Agreement conflict with any such applicable provisions of law, the latter shall control. The laws of the State of Delaware shall otherwise govern the construction, validity and effect of this Agreement.

         6. Amendments. This Agreement may be amended only by a written agreement signed by each of the parties.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of _____________________, 2003.


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                                        J&B FUNDS


                                        By:  _________________________________
                                        Name:
                                        Title:


                                        JONES & BABSON, INC.


                                        By:  _________________________________
                                        Name:
                                        Title:






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                                   Schedule A
                                   ----------


Fund                                         Operating Expense Limit
----                                         -----------------------

J&B Mid-Cap Aggressive Growth Fund                    1.25%
J&B Small-Cap Aggressive Growth Fund                  1.40%
J&B Small-Cap International Fund                      1.60%